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UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hunt Financial Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 19th Floor
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (212) 897-1690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[x] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Marc Defife, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hunt Financial Securities, LLC for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and CCO
Title

Notary Public

REGINA E. GIRARDI
Notary Public, State of New York
No. 01GI6134076
Qualified in Nassau County
Commission Expires Sept. 26, 2017

Hunt Financial Securities, LLC

Consolidated Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm)

HUNT FINANCIAL SECURITIES, LLC

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Hunt Financial Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Hunt Financial Securities, LLC as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Hunt Financial Securities, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2017

HUNT FINANCIAL SECURITIES, LLC
Consolidated Statement of Financial Condition
As of December 31, 2016
(In thousands)

Assets		
Cash and cash equivalents	$	58,865
Cash and cash equivalents held by consolidated funds		15,507
Restricted cash		51,363
Investments:		
Mortgage loans held for sale, at fair value		427,442
Mortgage loans held for investment		221,591
Mortgage servicing rights, net		142,092
Investments available for sale, at fair value		30,033
Investments held to maturity		10,789
Investments in tax liens, at fair value		126,903
Investments in debt securities held by consolidated fund, at fair value		9,772
Investments in and loans to affiliates		81,275
Due from affiliates		7,543
Fees and other receivables		37,508
Intangible assets, net		9,591
Goodwill		10,253
Prepaid expenses and other assets		15,877
Total assets	$	1,256,404
Liabilities and Equity		
Liabilities:		
Notes payable	$	657,237
Notes payable to affiliates		80,178
Accounts payable and other liabilities		43,947
Allowance for risk-sharing and recourse obligations		2,843
Due to affiliates		28,031
Total liabilities	$	812,236
Commitments and contingencies (Note 17)		
Equity:		
Hunt Financial Securities, LLC member's equity:		
Member's equity	$	440,462
Accumulated other comprehensive income		1,933
Total Hunt Financial Securities, LLC member's equity		442,395
Non-controlling interests:		1,773
Total equity		444,168
Total liabilities and equity	$	1,256,404

See accompanying notes to consolidated statement of financial condition.

(1) General

Hunt Financial Securities, LLC, ("HFS" or "the Company"), a wholly-owned subsidiary of Hunt FS Holdings, LLC (the "Parent") is a limited liability company and was formed under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a broker-dealer that provides business advisory services and acts as a private placement agent with respect to structured financings and/or other financings.

The Company, through its subsidiaries, is a nationwide specialty finance company focused on commercial real estate finance and investment management. The Company's Hunt Mortgage Group, LLC ("HMG") subsidiary provides financing for a wide variety of property types, including multifamily, affordable housing, manufactured housing, healthcare/senior living, office, retail, industrial, and self-storage facilities throughout the United States. Through its subsidiaries, HMG is a Fannie Mae, Freddie Mac, Ginnie Mae ("GNMA"), and HUD/FHA licensed lender and lends for its own account. The Company's Hunt Investment Management, LLC ("HIM") subsidiary is a registered investment advisor which provides investment management services to institutional investors in both private equity funds and managed separate accounts, across various property sectors in the United States and Europe with an emphasis on the multifamily sector. The Company's Cazenovia Creek Investment Management, LLC ("CCIM") subsidiary, acquired in April 2016, controls several entities engaged in the business of acquiring real estate tax lien certificates. The Company's Bankers Guarantee Title and Trust subsidiary ("BGTT") provides financing for residential properties in Ohio and Texas and is also a licensed title insurance company. BGTT is licensed to provide residential loans through Fannie Mae, GNMA, and HUD/FHA lending programs. The Company, through its subsidiaries, also invests in various commercial real estate loans, securities, and other investments for its own account.

The Parent is a wholly owned subsidiary of Hunt Company, LLC which is wholly owned by Hunt Companies, Inc. ("HCI" or "Hunt").

(2) Reorganization Transactions

Effective February 29, 2016, Hunt Company, LLC assigned its membership interest in HCH Holdings, LLC ("HCH"), a subsidiary of HCI, to Hunt Financial Securities, LLC (the "HCH Transfer"). The HCH Transfer was accounted for as a transaction among entities under common control and HFS recognized the HCH assets and liabilities received at their carryover basis.

(3) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Statement of Financial Condition of the Company is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b) Principles of Consolidation

The accompanying Consolidated Statement of Financial Condition includes the accounts of investees that are consolidated pursuant to the guidance of Accounting Standards Codification ("ASC") 810, *Consolidation.* Any third party investor equity interests in the assets and related net income or losses of

consolidated investees are reported as non-controlling interests in the accompanying Consolidated Statement of Financial Condition. Interests not consolidated pursuant to such guidance are accounted for using the equity method or cost method as deemed appropriate. Significant intercompany accounts have been eliminated and transactions and profits not yet realized from third parties have been deferred.

The Company consolidates Variable Interest Entities ("VIEs") in which it is determined to be the primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest, which is defined as having (a) the power to direct the activities of the VIE that most significantly impact its economic performance and (b) the obligation to absorb expected losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The liabilities recognized as a result of consolidating these VIEs do not necessarily represent additional claims on the general assets of the Company; rather they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not necessarily represent additional assets that could be used to satisfy claims against the general assets of the Company. Refer to Note 5 for further discussion.

(c) Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and related disclosure in the accompanying notes. Significant estimates that require subjective judgments inherent in the preparation of the accompanying Consolidated Statement of Financial Condition include:

- the determination of fair value for investments in debt securities held by a consolidated fund, investments in real estate ventures held by consolidated funds, investments in tax liens, investments available for sale, equity method investments, derivative instruments, mortgage loans held for sale, mortgage loans held for investment, intangible assets, mortgage servicing rights ("MSRs"), and any impairment thereon;
- accounting for income taxes, including the potential outcome of uncertain tax positions; and
- accrual for loss contingencies, including the allowance for risk-sharing and recourse obligations.

Estimates are based on experience and current market conditions affecting the Company's business. Management actively monitors the market conditions on an ongoing basis and adjusts its estimates used, as necessary. Actual results may differ from these estimates.

(d) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, loans held for sale, mortgage loans, investments in tax liens, equity method investments, and derivative instruments.

The Company places cash with high-credit-quality financial institutions and management believes no significant credit risk exists. The counterparties to the loans held for sale and funding commitments are owners of residential and multifamily properties located throughout the United States. Mortgage loans held for sale in most cases have been sold under forward sales agreements. The counterparty to the

forward sale agreement is generally an investment bank and management does not believe there is significant credit risk associated with these loans or forward sales agreements. Mortgage loans held for sale are generally transferred or sold within 60 days from the date that a mortgage loan is funded. There is no material counterparty risk with respect to the Company's funding commitments as each potential borrower must make a non-refundable good faith deposit when the funding commitment is executed. There is a risk that the purchase price agreed to by the investor will be reduced in the event of a late delivery. The risk for non-delivery of a loan primarily results from the risk that a borrower does not close on the funding commitment in a timely manner. This risk is generally a risk mitigated by the non-refundable good faith deposit. The investments in tax liens represent uncollected property taxes that are super priority liens and are secured by a first priority lien on the related real property located throughout the United States.

(e) Fair Value Measurements and the Fair Value Option for Financial Assets and Financial Liabilities

The Company's presentation of fair value for its financial assets and liabilities is determined within a framework that stipulates that the fair value of a financial asset or liability is an exchange price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. This definition of fair value focuses on an exit price and prioritizes the use of market-based inputs over the entity-specific inputs when determining fair value. In addition, the framework for measuring fair value establishes a three-level hierarchy for fair value based upon the observability of inputs to the valuation of an asset or liability as of the measurement date.

In addition to the financial instruments that it is required to report at fair value, the Company has elected the fair value option for certain of its mortgage loans held for sale such as originated mortgage loans sold under forward sales agreements with permanent investors pending settlement and loans originated for the Company's Proprietary Lending Program which are intended for sale to either collateralized mortgage backed securities conduits or other investment vehicles. A decision to elect the fair value option for an eligible financial instrument, which may be made on an instrument by instrument basis, is irrevocable.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and short-term instruments with a maturity date of three months or less at acquisition. The Company had no cash equivalents as of December 31, 2016. Certain cash deposits at other high quality financial institutions exceed the Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(g) Restricted Cash

Restricted cash represents cash held in money market accounts to satisfy Fannie Mae and Freddie Mac collateral requirements, of which the Company was in compliance with at December 31, 2016. At December 31, 2016, restricted cash also includes cash held in money market accounts as collateral for notes payable in connection with a securitization of tax lien certificates.

(h) Mortgage Loans Held for Sale

"Mortgage loans held for sale" includes originated mortgage loans sold under forward sale agreements with permanent investors pending settlement and loans originated for the Company's Proprietary Lending Program which are intended for sale to either collateralized mortgage backed securities conduits or other investment vehicles (see Note 6). For loans sold pending settlement, the Company does not retain any interest in these loans, except for MSRs and certain contingent liabilities pursuant to loss sharing agreements with Fannie Mae and Freddie Mac. These mortgage loans held for sale are carried at fair value.

(i) Mortgage Loans Held for Investment

"Mortgage loans held for investment" represent loans originated for the Company's Proprietary Lending program which the Company intends to hold to maturity (see Note 6). Mortgage loans held for investment are carried at their unpaid principal balances, adjusted for net unamortized loan fees and costs. The Company uses the interest method to determine an effective yield to amortize the loan fees and costs on mortgage loans held for investment.

Loans held for investment are placed on non-accrual status when full and timely collection of interest or principal is not probable. Loans held for investment are considered past due when contractually required principal or interest payments have not been made on the due dates and are charged off when the loan is considered uncollectible.

The Company evaluates all loans held for investment for impairment. A loan is considered impaired when the Company believes that the facts and circumstances of the loan suggest that the Company will not be able to collect all contractually due principal and interest. The Company monitors the credit quality of loans held for investment to assess for losses inherent in the portfolio as of the statement of financial condition date. The Company assesses the credit quality of each loan by monitoring the financial condition of the borrower and the financial trends of the underlying property and establishes an allowance for loan losses when losses inherent in the portfolio become probable. The allowance levels are influenced by the outstanding portfolio balance, delinquency status, historic loss experience, and other conditions influencing loss expectations, such as current economic conditions. The Company also considers loans collectively with similar risk characteristics when there may be no evidence of impairment on an individual loan basis.

(j) Mortgage Servicing Rights, Net

The Company recognizes the right to service mortgage loans as assets when the underlying mortgage loans are sold, or when the MSRs are acquired through a separate purchase. The Company records its originated MSRs at fair value and its purchased MSRs at their acquisition cost. Subsequently, the Company amortizes all MSRs in proportion to, and over the period that approximates when net servicing income is recognized. The Company assesses MSRs for impairment based on their estimated fair value compared to carrying values.

To test for impairment, the mortgage servicing portfolio is stratified by the risk characteristics of the underlying mortgage loans, and the Company compares the estimated fair value of each stratum to its carrying value. With respect to the Company's originated servicing portfolio, management has determined that the predominant risk characteristics are interest rate and type of loan. When the carrying value of MSRs exceeds fair value, the Company recognizes impairment charges through

earnings; fair value in excess of the amount capitalized is not recognized. As of December 31, 2016, there have been no impairment losses.

(k) Investments Available for Sale, at Fair Value

"Investments available for sale, at fair value" are carried at their estimated fair value, with any unrealized gains or losses, net of taxes, reported as accumulated other comprehensive income or loss in member's equity. These securities are valued using dealer quotations when available, otherwise they are valued using a discounted cash flow method of the income approach, whereby market derived assumptions, including the credit risk of borrower, liquidity discounts, and subordination premiums relevant to the asset valued are incorporated into the discount rate. These assumptions are based on data gathered from industry publications, credit rating agencies, and financial data providers. Investments available for sale are periodically reviewed to determine if the decline in the fair value of any security below its carrying amount is other than temporary impairment ("OTTI") based on consideration of the duration of the loss position, the strength of the underlying collateral, the term, management's intent with regard to selling the security and if it is likely that the Company will be required to sell the securities before recovery. If OTTI is determined, the total OTTI is bifurcated into the amount related to credit losses and the amount related to all other factors. The portion of the OTTI related to credit losses is calculated by comparing the amortized cost of the security to the present value of expected cash flows, discounted at the security's effective interest rate. The portion of the OTTI not attributable to credit losses is recognized as a component of accumulated other comprehensive income or loss.

(l) Investments Held to Maturity

"Investments held to maturity" primarily represent beneficial interests in securitized financial assets acquired relating to Freddie Mac Small Balance Loan Securitizations (see Note 6) which the Company intends to hold until maturity. Beneficial interests are recorded at their cost on the date of acquisition. The accretable yield is measured as the excess of all cash flows expected to be collected attributable to the beneficial interest over the initial investment. The accretable yield is then recognized as interest over the life of the beneficial interest using the effective yield method. Accretable yield is recalculated based on changes in estimated cash flows expected to be collected. If the fair value of the beneficial interest in securitized financial assets has declined below its carrying amount it is determined whether there is OTTI. To determine OTTI, the Company generally considers the duration of the loss position, the term, managements intent with regard to selling the security and if it is likely that the Company will be required to sell the beneficial interest before recovery. If OTTI is determined, the total OTTI is bifurcated into the amount related to credit losses and the amount related to all other factors. The portion of the OTTI related to credit losses is calculated by comparing the amortized cost of the beneficial interest to the present value of expected cash flows, discounted at the beneficial interests' yield. The portion of the OTTI not attributable to credit losses is recognized as a component of accumulated other comprehensive income or loss.

(m) Investments in Tax Liens, at Fair Value

"Investments in tax liens, at fair value" consist primarily of tax lien certificates, which represent uncollected property taxes offered for sale to the public by the taxing county or municipality. Tax lien certificates are super priority liens and are secured by a first priority lien on the related real property.

Purchases of tax lien certificates are recorded on the date of auction or date of acquisition if acquired privately, which is the same date the Company receives the right to the tax deed.

The fair value of all liens, except for certain Florida liens, approximates their acquisition cost. In the case of Florida, tax liens are valued based on recent observable transactions in the secondary market.

The Company will occasionally foreclose on the real estate associated with a tax lien certificate in an effort to protect its investment. Investments in foreclosed real estate are recorded at fair value at the time of foreclosure and carried at fair value of the collateral less cost to sell.

(n) Investments in Debt Securities held by Consolidated Fund, at Fair Value

The Company consolidates a master debt fund that is accounted for as an investment company under GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board ("FASB"), ASC Topic 946, *Financial Services – Investment Companies*. As a private investment company, investments are carried at fair value. The Company has retained the specialized accounting for this consolidated master debt fund and carries the fund's investments at fair value on the accompanying Consolidated Statement of Financial Condition. Additional information is presented in Notes 9 and 12.

(o) Intangible Assets, Net

"Intangible assets, net" represent mortgage banking licenses, acquired contractual rights to earn investment management fees, and certain trade names. The mortgage banking licenses were acquired as part of the Hunt acquisition of certain HMG subsidiaries during 2013 and recorded at fair value. These intangible assets are amortized over the period of expected benefits, estimated at ten years. The contractual rights to earn investment management fee income are amortized over the remaining lives of the fee contracts acquired in a manner that relates to the expected cash flows from the contracts. These rights were recognized as part of the HIM transfer in 2015. The trade name was recognized as part of the acquisition of BGTT in 2015.

Intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the asset exceeds its fair value based on the undiscounted cash flows expected to be generated by the asset, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible asset becomes its new accounting basis. As of December 31, 2016, there have been no impairment losses.

(p) Goodwill

Goodwill is comprised of the following: $3.1 million recognized as part of the 2016 acquisition of Caz Creek Tax Lien Fund, LLC, Cazenovia Creek Investment Management, LLC, and related assets; $6.1 million recognized as part of the 2015 acquisition of Nevada General Corporation and certain stock of BGTT; and, $1.1 million as part of the Hunt acquisition of certain HMG subsidiaries during 2013. The Company reviews goodwill for impairment on an annual basis. The Company first evaluates qualitative factors which include macroeconomic conditions, industry and market considerations, overall financial performance and any events affecting a change in the composition or carrying amounts of net assets to determine whether it is more likely than not that the fair value of the Company

is less than its carrying amount. If the Company's evaluation of qualitative factors indicates that it is more likely than not that the fair value of the Company is less than its carrying amount, the Company will then compare the fair value of each reporting unit with its carrying amount. If the fair value is less than the carrying amount, the Company will then measure the impairment loss. As of December 31, 2016, there have been no impairment losses.

*(q) **Allowance for Risk-Sharing and Recourse Obligations***

The Company recognizes an "Allowance for risk-sharing and recourse obligations" related to its partial guarantee of loans sold to Fannie Mae under the Delegated Underwriting and Servicing ("DUS") and Freddie Mac under the Delegated Underwriting Initiative ("DUI") programs to share the risk of loan losses, as well as, for residential loans sold to Fannie Mae, where Fannie Mae maintains recourse (see Note 17). The Company's assessment of the allowance is based on a number of factors including, but not limited to, general economic conditions, changes in the borrower's ability to meet debt service requirements, changes in the value of the collateral or the risk of refinancing the loan at maturity. For performing loans, the Company maintains a general reserve, which is based on the stratification of the loan servicing portfolio by debt service coverage ratio ("DSCR") and loan to value ratio ("LTV") calculated from the most current net operating income ("NOI") of the underlying properties. The probability of default and loss given default is higher for loans with lower DSCRs and higher LTVs and therefore a higher reserve is maintained for such loans. For defaulted loans in which a loss is expected, the Company maintains a loan specific reserve based on the estimated value of the underlying collateral and an estimate of its share of the loss.

*(r) **Derivative Assets and Liabilities***

The Company enters into commitments to originate multifamily mortgage loans held for sale with customers at specified interest rates and within a specified period of time. These interest rate lock commitments ("IRLCs") meet the definition of a derivative and are recorded at fair value on the accompanying Consolidated Statement of Financial Condition in "Prepaid expenses and other assets" or "Accounts payable and other liabilities". The estimated fair value of IRLCs includes the value of loan origination fees and premiums on anticipated sale of the loan, net of co-broker fees, and the fair value of the expected net future cash flows associated with the servicing of the loan. The Company manages the market risk associated with its outstanding IRLCs and loans held for sale by forward loan sales commitments with permanent investors. These forward sale commitments also meet the definition of a derivative and are recorded at fair value in the Company's accompanying Consolidated Statement of Financial Condition in "Prepaid expenses and other assets" or "Accounts payable and other liabilities". The estimated fair value of forward sale commitments includes the effects of interest rate movements between the commitment date and statement of financial condition date. Management expects the changes in fair value of its forward loan sale commitments to offset the changes in fair value of the IRLCs and loans held for sale (see Note 12).

The Company enters into credit and interest rate derivatives in the form of total return swaps ("TRS") and interest rate swaps ("IRS") which are included in "Prepaid expenses and other assets" or "Accounts payable and other liabilities" in the Company's accompanying Consolidated Statement of Financial Condition. The IRS economically hedge interest rate exposure of loans originated for the Company's Proprietary Lending Program ("Proprietary Loans") held for sale ("Proprietary HFS Loans"). The Company's TRS and IRS are not designated as hedges. The Company nets the fair value of derivative contracts where a master netting agreement exists with a single counterparty that provides

for net settlement of all such contracts through a single payment in the event of a default or on termination of any one contract. Rights to reclaim collateral deposited with derivative counterparties are recorded in the Company's accompanying Consolidated Statement of Financial Condition in "Fees and other" receivables.

(s) Resale and Repurchase Agreements

Transactions involving sales of securities and mortgage loans under agreements to repurchase ("Repurchase agreements" or "Repos") are accounted for as collateralized financing arrangements or agreements (see Note 13).

(t) Income Taxes

The Company and its Parent are single member Limited Liability Companies ("SMLLCs") and as such, are treated as disregarded for U.S. Federal income tax purposes, but file separate tax returns for certain state and local jurisdictions in which it does business. All the assets, liabilities, and items of income, deductions, gains and losses are ultimately treated as that of HCI. HCI has elected to be treated as an "S" Corporation under the Internal Revenue Code ("IRC"). As such, all of its items of income, deductions, gains and losses are passed through to its individual shareholders.

The Company accounts for state and local income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company adopted ASC Subtopic 740-10 which prescribes a recognition threshold and measurement attribute for use in connection with the obligation of a Company to recognize, measure, present, and disclose in its financial statements uncertain tax positions.

(u) Non-controlling Interests

The Company includes the accumulated amount of non-controlling interests in the Consolidated Statement of Financial Condition as part of equity.

The effects of any changes in the Company's ownership interests resulting from the issuance of equity capital by consolidated subsidiaries or equity investees to unaffiliated parties are accounted for as capital transactions. Any transaction that changes the Company's ownership interest in a subsidiary is accounted for as an equity transaction if the Company retains its controlling financial interest in the subsidiary.

(v) Foreign Exchange

Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the date of the Consolidated Statement of Financial Condition. Gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in "Other comprehensive income", a separate component of equity on the Consolidated Statement of Financial Condition.

(w) Business Acquisitions

The Company records business acquisitions under the purchase accounting method, in accordance with ASC 805, *Business Combinations*, which requires that total consideration paid for a business be allocated to the fair value of the acquired assets and liabilities. The amount of consideration paid in excess of the fair value of the net assets acquired is recorded as goodwill; the amount by which the fair value of the net assets acquired exceeds the consideration paid is recorded as a Bargain Purchase Gain. The application of purchase accounting to a business acquisition requires that the Company identify the individual assets acquired and liabilities assumed and estimate the fair value of each. The Company normally utilizes independent third party specialists to determine these fair values in each business combination using an acceptable valuation methodology, which may include an income, market, and/or cost approach. Under the income method, the specialist may use various approaches, including the discounted cash flow or the direct capitalization method. In applying the income approach, the specialists may estimate the value of an asset or a business by discounting to present value the cash flows expected to be generated by the asset or business over its remaining economic life, and may apply a residual or terminal value. Where appropriate, the specialists may also apply the net assets or cost approach, where they either adjust the asset and liability balances on the acquired entity's balance sheet to their fair value equivalents (the net assets approach) or use the concept of replacement cost as an indicator of fair value (the cost approach). The estimated fair value of equity of the reporting units resulting from each of these approaches is frequently dependent upon the estimates of future business unit revenues and costs. Such estimates are subject to critical assumptions regarding the nature and health of asset and financial markets in future years as well as the discount rate to apply to the projected future cash flows. In estimating future cash flows, a balance sheet as of the acquisition date and historical statements of operations and other pertinent information for each reporting unit are compiled. This data is then used to estimate future cash flows.

(x) Recently Issued Accounting Standards

- In February 2015, the Federal Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-02, *Consolidation (Topic 810): Amendments to the Consolidation Analysis*. The ASU modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for annual periods beginning after December 15, 2015. The Company implemented this standard on January 1, 2016, which did not require the restatement of prior-year periods. In connection with the adoption of this guidance, we reevaluated all of our investments for consolidation. The adoption resulted in applying the equity method of accounting for certain real estate investment funds that were previously accounted for as consolidated funds. The impact to the Consolidated Statement of Financial Condition upon adoption was the deconsolidation of $154.7 million of assets, $2.2 million of liabilities, and $150.3 million of non-controlling interests which includes $1.5 million of accumulated other comprehensive loss. Additional disclosures relating to consolidated funds and equity method investments are included in Note 5).

- During 2015, the FASB issued ASU 2015-03, *Interest - Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs* and ASU 2015-15, *Interest – Imputation of Interest:*

Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. The guidance requires debt issuance costs related to a recognized debt liability to be presented as a direct deduction from the carrying amount of that debt liability, and the debt issuance costs related to line-of-credit arrangements may continue to be deferred and presented as assets. The new guidance will only impact financial statement presentation. The Company adopted ASU 2015-03 and ASU 2015-15 effective as of December 31, 2016. The Company elected to reflect deferred issuance costs associated with lines of credit and warehouse facilities as a direct deduction from the carrying amount of that line-of-credit arrangement. The Company has retrospectively applied this guidance to all prior periods, which resulted in the reclassification of $1.3 million from "Other assets" to "Notes payable" on the Consolidated Statement of Financial Condition as of December 31, 2015.

- In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. The amendments defer the effective date of ASU 2014-09 for all entities by one year. The amendments are effective for annual reporting periods beginning after December 15, 2017. There were four amendments to ASU 2014-09 issued in 2016. They are ASU 2016-08, *Principal versus Agent Considerations*, issued in March 2016, which clarifies those relationships with the customer; ASU 2016-10, *Identifying Performance Obligations and Licensing*, issued in April 2016, which clarifies what is the entity's obligations to its customers and what is the customer's entitlement in the license agreements; ASU 2016-12, *Narrow Scope Improvements and Practical Expedients*, issued in April 2016, which provides guidance on assessing collectability, presentation of sales taxes, noncash consideration, and completed contract modifications at transition; and, ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers*, issued in December 2016, which provides disclosure relief and clarifies the scope and application of the new revenue standard and related cost guidance. The Company is currently evaluating the impact this guidance will have on its Consolidated Statement of Financial Condition.

- In September 2015, the FASB issued ASU 2015-16, *Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments*. The amendment in this ASU replaces the requirement that an acquirer in a business combination account for measurement period adjustments retrospectively with a requirement that an acquirer recognize adjustments to the provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. ASU 2015-16 requires that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments are effective for fiscal years beginning after December 15, 2015. The guidance is to be applied prospectively to adjustments to provisional amounts that occur after the effective date of the guidance. The Company adopted ASU 2015-16 effective as of January 1, 2016 and it did not impact the Consolidated Statement of Financial Condition.

- In January 2016, the FASB issued ASU 2016-01, *Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities*. The ASU requires equity investments to be measured at fair value with changes in fair value recognized in net income; simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; requires an entity to present

separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial assets on the statement of financial condition or the accompanying notes to the financial statements and clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. The amendments are effective for fiscal years beginning after December 15, 2017. The Company does not expect the adoption of this standard to materially impact its Consolidated Statement of Financial Condition.

- In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in *Leases (Topic 840)*. This ASU requires lessees to recognize right-of-use assets and lease liabilities for all leases, including operating leases, with a term greater than twelve months. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in ASU 2016-02 are effective for annual reporting periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its Consolidated Statement of Financial Condition.

- In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The standard will replace the incurred loss impairment methodology pursuant to GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments are effective for annual reporting periods beginning after December 15, 2019. The Company is currently evaluating the impact of adopting this ASU on its Consolidated Statement of Financial Condition.

- In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which eliminates the requirement to determine the fair value of individual assets and liabilities of a reporting unit to measure goodwill impairment. Under the amendments in the new ASU, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. The new standard is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for annual or interim goodwill impairment testing performed after January 1, 2017. The Company is currently evaluating the impact of adopting this guidance.

(4) Business Acquisitions

On April 5, 2016, HCH Holdings, LLC ("HCH") through American Community Investors, LLC, a newly created single member LLC for which HCH is the sole member, acquired all the ownership interests of Caz Creek Tax Lien Fund, LLC ("Tax Lien Fund"), Cazenovia Creek Investment Management, LLC ("CCIM") and related assets. CCIM is an investment advisor specializing in the acquisition and holding of real estate tax lien certificates and tax deeds carrying redemption rights privately or at public auction. The purchase price for the transaction was $1.1 million for the interests in CCIM and related assets and $13.3 million for ownership of the Tax Lien Fund. HCH used available cash on hand to complete the acquisition. The

factors contributing to the recognition of the amount of goodwill are based on several strategic benefits that are expected to be realized. The goodwill is deductible for tax purposes.

The following table presents the allocation of the acquisition cost to the assets acquired and liabilities assumed based on their fair values as of the acquisition date (in thousands):

		April 5, 2016
Cash and cash equivalents	$	9,648
Restricted cash		39,091
Investments in tax liens, at fair value		81,675
Foreclosed real estate		1,397
Accrued interest receivable		8,916
Other assets		1,802
Intangible assets		626
Goodwill		3,068
Total assets		146,223
Notes payable		131,460
Accounts payable and other liabilities		395
Total liabilities		131,855
Net assets	$	14,368

(5) Variable Interest Entities

During 2016, the Company, through its subsidiary, formed a master feeder fund organized to generate returns by investing in various real estate investment opportunities generating income and capital appreciation. The Hunt Debt Opportunity Master Fund, L.P. ("Master Fund") has three limited partners: Hunt Debt Opportunity Fund (Institutional), L.P. and Hunt Debt Opportunity Fund (HNW), L.P., each a Delaware limited partnership, and, Hunt Debt Opportunity Fund Ltd., a limited liability corporation formed in the Cayman Islands (collectively, the "Feeder Funds"). The Feeder Funds invest substantially all of their assets in the Master Fund. The Master Fund is managed by the Hunt Opportunity Fund I GP, LLC (the "General Partner") and Hunt Investment Management, LLC (the "Investment Manager").

The Company consolidates the Master Fund as it has determined it is the primary beneficiary of the Master Fund as a result of it having the majority of the voting interest of the fund and the power to make the decisions that most significantly affect the economic performance and holding a variable interest that obligates the Company to absorb losses that could potentially be significant (see Note 9).

The Company's interest in real estate investment funds includes two general partner ownership interests of approximately one percent that were consolidated by the Company. Upon adoption of ASU 2015-02, these real estate investment funds were analyzed for consolidation purposes as voting interest entities. Effective January 1, 2016, the Company does not consolidate these voting interest entities as it does not have a controlling interest, generally deemed as owning the majority of the voting interest entity.

Investments accounted for under the equity method consist of real estate investment funds that the company has significant influence but not a controlling financial interest, and includes two real estate

investment funds accounted for as consolidated funds prior to the adoption of ASU 2015-02. The Company's ownership interests in such equity method investments ranges from approximately 1% to 5%. The Company's equity method investments totaled $3.3 million as of December 31, 2016 and are included in "Investments in and loans to affiliates" in the accompany Consolidated Statement of Financial Condition.

HIM has provided investment management services to the real estate investment funds under the terms of management agreements.

(6) Mortgage Banking Activities

The Company's mortgage banking activities include originating loans for third parties or for its own account, and subsequently servicing most of those loans. Loans originated by the Company are primarily funded with warehouse facilities (see Note 13). Certain activities associated with the servicing and subservicing of all of the loans included in the Company's servicing portfolio under various mortgage banking programs outlined below are contracted out to unaffiliated third parties ("Subservicer").

As of January 1, 2016, all subservicing has been consolidated with a single unaffiliated third party servicer.

(a) Fannie Mae Program

The Company is approved by Fannie Mae as a residential lender and multifamily DUS lender. The Company originates, underwrites, and services mortgage loans on multifamily and residential properties and sells the mortgage loans directly to Fannie Mae. For DUS loans the Company assumes responsibility for a portion of any loss that may result from borrower defaults, based on the Fannie Mae loss sharing formulas. For $25.6 million in residential loans sold to Fannie Mae, Fannie Mae has maintained recourse to the Company (see Note 17).

At December 31, 2016, the Company had $7.6 billion of loans in its Fannie Mae servicing portfolio, of which $7.4 billion relates to multifamily loans. In addition, the Company had received commitments from Fannie Mae to purchase mortgages that have already been funded by the Company. These loans totaled $267.0 million as of December 31, 2016 and are included in "Mortgage loans held for sale" on the Company's accompanying Consolidated Statement of Financial Condition. The Company also had one loan with an unpaid principal balance of $35.0 million in its servicing portfolio under the non-DUS Fannie Mae program at December 31, 2016.

The "Allowance for risk-sharing and recourse obligations" recorded as of December 31, 2016 is the Company's estimated portion of losses based on its collective assessment of the DUS loans in the loss sharing program with Fannie Mae and the estimated losses on residential loans where Fannie Mae maintained recourse (see Note 17).

At December 31, 2016, the Company had two loans with aggregate unpaid principal balances of $1.7 million under the DUS program in its servicing portfolio where principal and interest payments were greater than 90-days past due. There is no specific reserve related to these loans, as there is sufficient collateral coverage and the Company does not expect a loss to be incurred.

(b) Freddie Mac Program

The Company is an approved Freddie Mac seller/servicer of mortgage loans. Under the Freddie Mac program, the Company originates, underwrites, and services mortgage loans on multifamily properties and sells the project loans directly to Freddie Mac. At December 31, 2016, the Company had $4.6 billion of such loans in its Freddie Mac servicing portfolio. In addition, the Company had received commitments from Freddie Mac to purchase mortgages that have already been funded by the Company. These loans totaled $106.3 million as of December 31, 2016, and are included in "Mortgage loans held for sale" on the Company's accompanying Consolidated Statement of Financial Condition.

For loans that were originated under the Freddie Mac DUI program, the Company assumed responsibility for a portion of any loss that may result from borrower defaults, based on Freddie Mac loss-sharing formulas (see Note 17). The "Allowance for risk-sharing and recourse obligations" recorded as of December 31, 2016 is based on the Company's collective assessment of the DUI loans in the loss sharing program with Freddie Mac.

At December 31, 2016, the Company had zero loans under the DUI program in its servicing portfolio where principal and interest payments were greater than 90-days past due.

For loans that were originated under Freddie Mac's Small Balance Loan ("SBL") program for which Freddie Mac intends to sell the loans into a Freddie Mac sponsored securitization (an "SBL Securitization"), the Company is required to repurchase loans for up to a twelve-month period ("SBL Repurchase Period") if there is a monetary default or certain non-monetary defaults on the loan. This repurchase obligation terminates upon the earlier of securitization of the loan or twelve months after origination of the mortgage. Under this program, after the SBL Repurchase Period, the Company has a loss sharing obligation and is obligated to reimburse Freddie Mac for a portion of the loss based on Freddie Mac loss-sharing formulas.

During December 31, 2016, there were no monetary defaults or non-monetary defaults on the loans originated under the SBL program. Additionally, as of December 31, 2016, the Company had no loans originated under the SBL program which had exceeded the SBL Repurchase Period and, therefore, had no loss sharing obligation for such loans.

For SBL Securitizations closed in 2015 and 2016, the Company, or an affiliate of the Company, was obligated to purchase the most subordinate class of the underlying securities of the SBL Securitization ("B-Piece"). Additionally, for SBL Securitizations closed in 2015 and 2016, the Company, received an interest only certificate ("I/O Certificate") in consideration for certain excess servicing fees due to the Company under the SBL program. The Company had an agreement with a third party to purchase a majority of the B-Piece the Company was required to purchase upon applicable SBL Securitizations closed in 2015 and 2016. For SBL Securitization to occur in 2017 and thereafter, the Company may elect, but does not have the obligation to purchase the B-Piece. The Company has elected to purchase the B-Piece of future SBL Securitizations, should they occur. The retained portion of the B-Piece and I/O Certificates is included in "Investments held to maturity" and "Investments available for sale, at fair value", respectively (see Note 7).

(c) FHA Program

The Company is approved by the FHA as a non-supervised mortgagee. Under the FHA program, the Company originates, underwrites and services mortgage loans on multifamily and residential properties. As of December 31, 2016, the Company serviced $312.7 million of loans under the FHA 223(f), 232, and 242 Programs, of which $301.8 million was transferred into pools of GNMA securities at December 31, 2016.

(d) Proprietary Lending

The Company originates, underwrites and services mortgage loans on income producing properties for its own account ("Proprietary Lending"). Loans originated under the Company's Proprietary Lending program include loans which the Company intends to sell to issuers of collateralized mortgage backed securities ("CMBS Loans"), fixed rate loans on stabilized properties which the Company intends to contribute to targeted investment vehicles ("Fixed Proprietary Loans"), floating rate bridge loans which are typically structured for a collateralized loan obligations ("Bridge Loans") and floating rate bridge loans on multifamily assets which are anticipated to be refinanced through one of the Company's Fannie Mae, Freddie Mac or FHA Programs ("Bridge to Agency Loans"). CMBS Loans and Fixed Proprietary Loans (collectively, "Proprietary HFS Loans") are classified as "Mortgage loans held for sale" on the accompanying Consolidated Statement of Financial Condition. The Company has elected the fair value option for Proprietary HFS Loans, and the aggregate fair value and the aggregate unpaid principal balance of such loans as of December 31, 2016 totaled $36.9 million and $38.4 million, respectively. Bridge Loans and Bridge to Agency Loans ("Proprietary HFI Loans") are classified as "Mortgage loans held for investment" and carried at amortized cost on the accompanying Consolidated Statement of Financial Condition. The Proprietary Lending unamortized loan fees was $1.5 million as of December 31, 2016.

As of December 31, 2016, none of the Company's Proprietary HFS or HFI loans were delinquent or on nonaccrual status. Additionally, the Company has not experienced any delinquencies related to these loans since the inception of the Proprietary Lending program. The allowance for loan losses is the Company's estimate of credit losses inherent in the loan portfolio at the statement of financial condition date. The Company has established a process to determine the appropriateness of the allowance for loan losses that assesses the losses inherent in the portfolio. The Company determined that no allowance was necessary as of December 31, 2016.

(e) Borrower Escrow Deposits

(The Company is required to maintain custody for certain borrower deposits in escrow for, among other purposes, taxes, insurance, and replacement reserves under each of the above programs. These deposits are segregated in bank accounts held outside of corporate assets and not presented in the accompanying Consolidated Statement of Financial Condition. At December 31, 2016, escrows under each program consisted of the following (in thousands):

		2016
Fannie Mae	$	180,341
HUD/FHA		21,117
Freddie Mac		92,151
Proprietary lending and other		38,498
Total	$	332,107

(7) Investment Securities

The Company holds in "Investments available for sale, at fair value" certain project certificates in a military housing trust ("Project Certificates"), I/O Certificates relating to certain SBL Securitizations, and debt securities backed by commercial mortgages and real estate. The Company holds in "Investments held to maturity" the B-Piece acquired relating to certain SBL Securitizations, Project Certificates, and debt securities.

As of December 31, 2016, accumulated other comprehensive income includes $458 thousand related to the noncredit-related losses.

The following table presents the amortized cost, fair value and net unrealized gain or loss for the Investments available for sale, at fair value and Investments held to maturity (in thousands):

		2016		
		Amortized Cost	Fair Value	Unrealized Gains/(Losses)
Available for Sale:				
Project Certificates	$	16,941	19,462	2,521
Debt Securities		6,201	6,125	(76)
I/O Certificates		4,500	4,446	(54)
Total	$	27,642	30,033	2,391
Held to Maturity:				
B-Piece	$	10,131	11,247	1,116
Project Certificates		658	1,216	558
Debt Securities		-	-	-
Total	$	10,789	12,463	1,674

Because the Company does not intend to sell its investment securities and believes that it is not more likely than not that it will be required to sell the investment securities before recovery of their amortized cost basis, the investment securities are not considered to be OTTI.

Scheduled maturities of debt securities classified as available for sale and held to maturity were as follows at December 31, 2016 (in thousands):

		Carrying amount	Fair value
Available for sale:			
Due after one year through five years	$	-	-
Due after five years through ten years		4,700	4,716
Due after ten years		22,942	25,317
	$	27,642	30,033
Held to maturity:			
Due after one year through five years	$	-	-
Due after five years through ten years		4,611	4,936
Due after ten years		6,178	7,527
	$	10,789	12,463

(8) Investments in Tax Liens, at Fair Value

As of December 31, 2016, the tax lien certificates have an aggregate fair value of $126.9 million of which $54.8 million collateralizes the outstanding Class A and Class B notes payable assumed in connection with the April 5, 2016 acquisition of the Tax Lien Fund. As of December 31, 2016, the Company's recorded investment in foreclosed real estate related to tax lien certificates is $2.2 million which is included in "Other assets" in the accompanying Consolidated Statement of Financial Condition.

A condensed summary of the investments in tax liens reported by state as of December 31, 2016 is as follows: Florida 48%, South Carolina 12%, Tennessee 10%, Illinois 10%, New Jersey 6%, Connecticut 5% and other.

(9) Investments in Debt Securities Held by Consolidated Fund, at Fair Value

The following table presents the summarized assets and liabilities of the Master Fund in which the Company has ownership interests as of December 31, 2016 (in thousands):

		2016
Debt securities backed by commercial mortgages, at fair value	$	9,772
Cash and cash equivalents held by Master Fund		15,507
Accounts payable		(75)
Non-controlling interests		-
The Company's net equity in Master Fund	$	25,204

(10) Mortgage Servicing Rights

MSRs represent capitalized values of the servicing rights retained by the Company for mortgage loans originated and sold or separately acquired. To determine the fair value of the originated servicing rights capitalized during the year and the fair value of existing MSRs, the Company consults an independent third-party valuation firm. The Company uses a discounted cash flow methodology to estimate fair value.

The key assumptions used in the estimation of the fair value of MSRs includes prepayment speeds, discount rates, cost to service, default rates, contractual servicing fees and escrow earnings rates. The discount rates used to determine present value range from 8% to 15% and may be adjusted upward due to certain circumstances as determined on a loan-by-loan basis. The Company estimates the term of servicing for each loan by assuming that the maturity of servicing would not end prior to the yield maintenance date, at which point the prepayment penalty expires. Escrow balances are assumed to increase 3% per year. The estimated rate of return on float balances on escrow amounts is 1.75%. The Company estimates default rates based on the borrower's debt service ratio.

The Company records write-offs of MSRs on loans repaid prior to expected maturity.

The Company's net carrying amount of MSRs at December 31, 2016 is as follows (in thousands):

		2016		
		Originated	**Purchased**	**Total**
Gross carrying amount				
Commercial	$	279,640	38,669	318,309
Residential		215	2,064	2,279
Less accumulated amortization				
Commercial		(140,811)	(36,875)	(177,686)
Residential		(18)	(792)	(810)
Net carrying amount	$	139,026	3,066	142,092

(11) Credit and Interest Rate Transactions

The Company engages in certain other proprietary credit transactions, primarily in the form of TRS with certain financial instruments as the reference asset.

On May 4, 2016, the Company entered into a TRS to pay a variable rate and also the change in the price of the reference certificate with the Company to receive a fixed rate with a total notional of $17.5 million. Additionally, on May 9, 2016, the Company entered into a TRS to pay a variable rate and to receive a fixed rate with a total notional of $32.5 million. The interest rate is based on LIBOR plus 2.50%. The reference certificate for these TRS transactions are Project Certificates with aggregate face value of $50.0 million.

During March 2016, the Company entered into TRS to pay a variable rate and also the change in the price of the reference certificate with the Company to receive a fixed rate. The variable rate is the Securities Industry and Financial Markets Association ("SIFMA") Municipal Swap Index plus 0.85%. The reference certificates are municipal bonds with an aggregate notional of $35.4 million as of December 31, 2016.

The Company has continuing involvement as it has retained exposure to the economic return on the transferred financial asset through TRS transactions.

In order to manage the interest rate exposure of the TRS, as well as the interest rate exposure of Proprietary HFS loans, the Company has entered into IRS contracts (see Note 12).

As of December 31, 2016, the Company had cash collateral of $12.8 million deposited with the Company's derivative counterparties which is recorded in "Fees and other" receivables on the Company's accompanying Consolidated Statement of Financial Condition. As of December 31, 2016, the Company

had additional collateral of $31.5 million pledged with the Company's derivative counterparty which is recorded in "Loans to affiliates".

(12) Fair Value of Financial Instruments

The Company uses valuation techniques that are consistent with the market approach, the income approach and/or the cost approach to measure assets and liabilities that are measured at fair value. Inputs to valuation techniques are based on assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, those that reflect the assumptions market participants would use in valuing the asset or liability based on market data obtained from independent sources, or unobservable, those that reflect the assumptions about the valuation techniques and inputs market participants would use in valuing the asset or liability based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Financial assets and liabilities whose values are based on inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
- Level 3 – Financial assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall valuation.

Where inputs used to measure fair value may fall into different levels of the fair value hierarchy. The Company categorizes such financial asset or liability based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability that a market participant would use.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies contain observable and unobservable inputs and were applied to all of the Company's assets and liabilities carried at fair value:

- Derivative instruments (Level 2) – The estimated fair value for IRS is derived using a discounted cash flow model. The pricing model takes into account the contract terms, including maturity, as well as interest rates and credit quality of the counterparty.
- Derivative instruments (Level 3) – The derivative positions consist of TRS, IRLCs and forward sale agreements. The estimated fair value of TRS is determined based on the present value of the estimated future net contractual payments for the term of the agreement as well as the current value of the underlying reference security. The value of the underlying instrument is determined based

on the price of similar securities. The estimated fair value of IRLCs includes the value of loan origination fees and premiums on anticipated sale of the loan, net of co-broker fees, the fair value of the expected net future cash flows associated with the servicing of the loan as well as the effects of interest rate and market price movements between commitment date and statement of financial condition date. The estimated fair value of forward sale commitments includes the effects of interest rate and market price movements between the commitment date and statement of financial condition date.

- Fair value of the expected future cash flows associated with the servicing of the loan is determined by using various projected inputs, such as servicing costs and fees, as well as, estimated inputs derived with the assistance of a third party specialist. These estimated inputs include default rates, prepayment speeds and an appropriate discount rate.
- Effects of interest rate movements are calculated based on movements in applicable published U.S. Treasury prices between the rate lock date and the statement of financial condition date.
- Effects of market price movements are calculated based on changes in pricing of similar securities between the trade date and the statement of financial condition date.
- The fair value of the Company's forward sales agreements is adjusted to reflect the risk that the agreement will not be fulfilled. The Company's exposure to nonperformance in rate lock and forward sale contracts is represented by the contractual amount of those instruments. Given the credit quality of the Company's counterparties, the short duration of forward sale agreements, and the Company's historical experience with the agreements, the risk of nonperformance by the Company's counterparties is not believed to be significant.

- "Mortgage loans held for sale, at fair value" (Level 2) – The Company determines the fair value of the loans held for sale by including contractual cost and fees, the fair value of the expected net future cash flows associated with the servicing of the loan, and the effects of interest rate and market price movements between the loan closing date and statement of financial condition date.
- "Investments in tax liens, at fair value" (Level 3) – The estimated fair value is determined primarily by reference to the principal value of the tax lien and the effective interest rate, calculated using the estimated cash flows from the liens including redemptions, rate of interest and penalty fees determined by state code or statute and the acquisition cost of the lien portfolio.
- "Investments in debt securities held by consolidated fund, at fair value" (Level 3) – The estimated fair value reflects an estimated amount which the Master Fund would have received if the debt securities owned by the fund was sold on December 31, 2016 and the net proceeds were distributed. The underlying debt securities are measured using dealer quotations when available, otherwise these securities are valued using the discounted cash flow method of the income approach, whereby market derived assumptions, including the credit risk of borrower, liquidity discounts, and subordination premiums relevant to the asset valued are incorporated into the discount rate. These assumptions are based on data gathered from industry publications, credit rating agencies, and financial data providers.

The valuation policies and procedures for the Master Fund's investments are determined by the Master Fund's valuation committee. The valuation committee meets on a monthly basis, or more frequently as needed, to determine the valuations of the Level 2 and 3 investments. Valuations are required to be supported by market data, third-party pricing sources, industry accepted pricing models, counterparty prices, or other methods the valuation committee deems to be appropriate, including the use of internal proprietary pricing models.

- "Investments available for sale" (Level 2 and 3) – The Company relies on Level 3 measurements in determining the fair value of investments in illiquid securities. These securities are valued using dealer quotations when available, otherwise these securities are valued using the discounted cash flow method of the income approach, whereby market derived assumptions, including the credit risk of borrower, liquidity discounts, and subordination premiums relevant to the asset valued are incorporated into the discount rate. These assumptions are based on data gathered from industry publications, credit rating agencies, and financial data providers.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2016, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value (in thousands):

2016	Level 1	Level 2	Level 3	Balance as of year end
Assets:				
Mortgage loans held for sale	$ -	427,442	-	427,442
Total return swaps	-	-	133	133
Interest rate swaps	-	129	-	129
Interest rate lock commitments	-	-	5,485	5,485
Forward sales agreements	-	-	1,464	1,464
Investments in debt securities	-	-	9,772	9,772
Investments available for sale	-	6,125	23,908	30,033
Investments in tax liens	-	-	126,903	126,903
Total	$ -	433,696	167,665	601,361
Liabilities:				
Total return swaps	$ -	-	1,353	1,353
Interest rate swaps	-	19	-	19
Interest rate lock commitments	-	-	1,736	1,736
Forward sales agreements	-	-	3,720	3,720
Total	$ -	19	6,809	6,828

The following table presents information about significant unobservable inputs used in the measurement of the fair value of the Company's Level 3 assets and liabilities (in thousands):

	Quantitative Information about Level 3 Measurements			
2016	Fair Value	Valuation Technique	Unobservable Input (1)	Input Value (1)
Interest rate lock commitments, net	$ 3,749	Discounted cash flow	Credit spreads	(1)
Forward sales agreements, net	(2,256)	Discounted cash flow	Credit spreads	(1)
Total return swaps, net	(1,220)	Discounted cash flow	Credit spreads	(1)
Investments in debt securities	9,772	Discounted cash flow	Discount rates	(1)
Investments available for sale	23,908	Discounted cash flow	Discount rates	(1)
Investments in tax liens	126,903	Discounted cash flow	Discount rates	(1)

(1) Significant increases in this input may lead to significantly lower fair value measurements.

The following table summarizes the fair value adjustment components of the Company's mortgage loans held for sale and derivative financial instruments measured at fair value on a recurring basis and their location on the Company's accompanying Consolidated Statement of Financial Condition at December 31, 2016 (in thousands):

		Fair Value Adjustment Components			Statement of Financial Condition Captioi		
2016	Notional or Principal Amount	Assumed Gain (Loss) on Sale	Interest Rate Movement Effect	Total Fair Value Adjustment	Prepaid Expenses and Other Assets	Accounts Payable and Other Liabilities	Mortgage Loans Held for Sale
Interest rate lock commitments	$ 85,700	3,750	-	3,750	5,485	(1,735)	-
Forward sale agreements	459,969	-	(2,257)	(2,257)	1,464	(3,721)	-
Loans held for sale	374,269	14,033	2,257	16,290	-	-	16,290
Agency banking activities (1)		$ 17,783	-	17,783	6,949	(5,456)	16,290
Interest rate swaps	19,000	-	110	110	129	(19)	-
Total return swaps	85,242	133	(1,353)	(1,220)	133	(1,353)	-
Loans held for sale	38,407	-	(1,525)	(1,525)	-	-	(1,525)
Other business activities		$ 133	(2,768)	(2,635)	262	(1,372)	(1,525)

(1) Consists of mortgage bank activities under Fannie Mae, FHA, and Freddie Mac programs (see Note 6).

The following methods and assumptions were used to estimate the fair value of each class of financial instruments that are measured at fair value on a nonrecurring basis for which it is practicable to estimate that value:

Cash, cash equivalents, restricted cash, loans and other amounts due from affiliates, accounts receivable, short-term borrowings, amounts due to affiliates, and accounts payable (Level 1) – The carrying amounts, at face value or cost plus accrued interest, approximate fair value due to their terms, or their liquid or short-term nature.

Investments held to maturity (Level 3) – Consists primarily of the B-Piece acquired related to certain SBL Securitizations and also Project Certificates and debt securities backed by mortgages and real estate. These investment securities are valued based on dealer valuations when available, or discounted cash flow models when valuations from dealers are not available (see Note 7).

Mortgage loans held for investment (Level 2) – Consist of loans originated for the Company's Proprietary Lending program which the Company intends to hold to maturity, and are valued using discounted cash flow models that incorporate primarily observable inputs from market participants and also credit-related adjustments, if applicable.

Mortgage servicing rights, net (Level 3) – Carried at the amortized cost but are adjusted to fair value on a non-recurring basis when there is evidence of impairment. When the carrying value of MSRs exceeds fair value, the Company recognizes impairment charges through earnings; fair value in excess of the amount capitalized is not recognized. The Company's MSRs do not trade in an active, open market with readily observable prices. Accordingly, the Company estimates the fair value by obtaining market information with the assistance of third-party valuation specialists. To determine impairment, the mortgage servicing portfolio is stratified by the risk characteristics of the underlying mortgage loans, and the Company compares the estimated fair value of each stratum to its carrying value (see Note 10). Management has determined that the predominant risk characteristics of the Company's servicing portfolio are interest rate and type of loan. As of December 31, 2016, the fair value of each stratum of the Company's MSR portfolio exceeded the amortized cost.

Notes payable (Level 2) – Consists of borrowings outstanding under warehouse line agreements, FHLB advances, securities repurchase facilities, secured financing agreements, and other borrowings. The borrowing rates on the warehouse facilities and securities repurchase facilities are based upon 30-day LIBOR plus an applicable margin. The secured financing consists of a term note agreement with the borrowing rate based upon a fixed interest rate and a line of credit with the borrowing rate based upon 30-day LIBOR plus an applicable margin. The unpaid principal balance of notes payable approximates fair value because of the short maturity of these instruments and/or the monthly resetting of the index rate to prevailing market rates (see Note 13).

Notes payable to affiliates (Level 2) – Consists of intercompany notes payable on demand. The borrowing rates on the notes payable are based upon 30-day or 90-day LIBOR plus an applicable margin. The unpaid principal balance of the notes payable approximates fair value because of the short maturity of these instruments and the frequent resetting of the index rate to prevailing market rates.

The following table presents fair value measurements of assets and liabilities that are measured at fair value on a nonrecurring basis (in thousands):

	As of December 31, 2016	
	Carrying Amount	**Fair Value**
Cash and cash equivalents	$ 58,865	58,865
Cash and cash equivalents held by consolidated funds	15,507	15,507
Restricted cash	51,363	51,363
Mortgage loans held for investment	221,591	223,071
Mortgage servicing rights, net	142,092	173,081
Investments held to maturity	10,789	12,463
Notes payable	657,237	657,237
Notes payable to affiliates	80,178	80,178

(13) Notes Payable

The table below provides the components of the Company's borrowings (in thousands):

		2016
Agency Lending warehouse facilities - short term	$	372,472
Federal Home Loan Bank facilities - short term		23,480
Proprietary Lending warehouse facility - short term		17,903
Proprietary Lending warehouse facility - long term		115,798
Securities repurchase facilities		8,179
Secured financing		121,025
Other borrowings		613
Debt issuance costs		(2,233)
Total	$	657,237

As of December 31, 2016, the Company believes it is in compliance with all covenants contained in its Agency and Proprietary Lending warehouse facility agreements, its Federal Home Loan Bank ("FHLB") agreements, its securities repurchase agreements, its secured financing agreements, and its other borrowing agreements.

Unless otherwise stated the Company expects to renew the Agency and Proprietary Lending warehouse and repurchase facilities upon their maturity, although any such renewal will be at the discretion of the Company's warehouse lenders and subject to compliance with the applicable covenants.

Agency Warehouse Facilities

The Company utilizes four warehouse facilities to fund loans for which it has firm sale commitments with either Government Sponsored Entities ("GSE's") or the FHA (collectively, "Agency Warehouse Facilities"). Mortgages financed by these facilities (see Note 6), as well as the related servicing and other rights (see Note 10) have been pledged as security under these warehouse facilities. The Company's Agency Warehouse Facilities are as follows:

- A $100.0 million committed facility that matures in October 2017 and bears interest of LIBOR plus 1.50%. The interest rate on the warehouse facility was 2.27% as of December 31, 2016. As of December 31, 2016 the Company had drawn $80.1 million on the facility.
- A $125.0 million committed warehouse facility that matures in July 2017 and bears interest of LIBOR plus a minimum of 1.50% and maximum of 2.50%. The interest rate on the warehouse facility was 2.27% as of December 31, 2016. As of December 31, 2016, the Company had drawn $48.6 million on the facility.
- An uncommitted facility with no maturity date. Interest on this facility accrues at a rate of LIBOR plus 1.50%. The interest rate on the warehouse facility was 2.27% as of December 31, 2016. As of December 31, 2016, the Company had drawn $66.5 million on the facility.
- An uncommitted facility with Fannie Mae under its Multifamily As Soon As Pooled ("ASAP") Facility Funding Program. The facility has no maturity date. Interest on this facility accrues at a rate of LIBOR, with a minimum LIBOR rate of 0.35%, plus 1.30%. The interest rate on the warehouse facility was 2.07% as of December 31, 2016. As of December 31, 2016, the Company had drawn $177.3 million on the facility.

Federal Home Loan Bank Advances

At the beginning of 2016, Hunt Insurance Company, LLC, a captive insurance subsidiary of the Company, and Bankers Guarantee Title & Trust Company were both members of the FHLB. On January 20, 2016, the Federal Housing Finance Agency ("FHFA"), as the primary regulator overseeing the FHLB, adopted a final rule governing FHLB membership. Among other things, the rule excludes captive insurers from the defined term "Insurance Company", thus making captives ineligible for FHLB membership. It also requires that any captives admitted as FHLB members after September 12, 2014 are withdrawn from FHLB membership.

HIC was admitted as a member of the FHLB after September 12, 2014, and as a result, its membership was withdrawn under the new rule. As of July 12, 2016, all advances were paid down.

BGTT has been a third party title insurance company since 1911 and therefore remains an eligible member of the FHLB. However on March 31, 2016, BGTT was informed by the FHFA that for purposes of the rules governing FHLB membership, the FHFA considers BGTT to be a captive insurance company. BGTT was admitted as a member of the FHLB prior to September 12, 2014 and therefore will remain a FHLB member for a five year period (through February 19, 2021) after which BGTT will no longer be eligible for FHLB membership. During this five year period, BGTT will be eligible to draw advances from the FHLB pursuant to FHLB's membership guidelines. As of December 31, 2016, BGTT had $23.5 million in advances outstanding with the FHLB.

As of December 31, 2016, cash of $0.8 million and commercial loans with a carrying value of $36.3 million has been pledged as collateral for such advances. In connection with the advances, the Company has purchased, as required under the terms of the advances, $0.5 million of FHLB stock.

Proprietary Lending Warehouse Facilities

As of December 31, 2016, the Company has three warehouse facilities that are used to finance certain loans originated by the Proprietary Lending program (see Note 6). The proprietary lending warehouse facilities are as follow:

- A $200.0 million repurchase agreement to provide financing for CMBS Loans and Fixed Proprietary Loans. The maturity date of this agreement was January 2017 which has been extended to June 2017. The borrowings under the agreement bear interest at a rate of the greater of 30-day LIBOR or 0.25% plus 2.25% to 3.25% depending on the type of asset being financed. As of December 31, 2016, the Company had drawn $17.9 million on the facility.
- A $200.0 million repurchase agreement to provide financing for CMBS, Proprietary Fixed or Bridge Loans. The maturity date of this agreement is July 2018 and includes the option for the Company to extend the facility for up to two additional one year terms. The borrowings under the agreement bear interest at a rate of the greater of 30-day LIBOR or 0.25% plus 2.00% to 2.50%, depending on the type of asset being financed. As of December 31, 2016, the Company had drawn $53.9 million on the facility.
- A $125.0 million warehouse facility to provide financing for the Company's Bridge to Agency Loans. The maturity date of this facility is October 2018 and includes the option for the Company to extend the facility for up to two additional one-year terms. Interest on this facility accrues at a

rate of LIBOR plus 2.15%. The interest rate on this facility was 2.92% as of December 31, 2016. As of December 31, 2016, the Company had drawn $61.9 million on the facility.

Securities Repurchase Facilities

The Company has the following securities repurchase facilities:

- A $100.0 million repurchase agreement to provide financing for CMBS. The maturity date of this agreement is July 5, 2018. The borrowings under the agreement bear interest at a rate of LIBOR plus 0.80%. The interest rate on this facility was 3.01% to 4.04% as of December 31, 2016. As of December 31, 2016, the Company had drawn $5.6 million on the facility.
- A repurchase agreement to provide financing for CMBS. The borrowings under the agreement bear interest at a rate of LIBOR plus 2.50%. The interest rate on this facility was 3.24% as of December 31, 2016. As of December 31, 2016, the Company had drawn $2.6 million with such amount maturing on January 20, 2017.

Secured Financing

On July 1, 2015, in connection with a securitization of tax lien certificates prior to the Company's acquisition of the fund, Cazenovia Creek Funding I, LLC, a subsidiary of CCTLF, issued $150.5 million of Class A notes with a fixed interest rate of 2.00% and $8.3 million of Class B notes with a fixed interest rate of 2.77%, collateralized by tax lien certificates and certain restricted cash. The notes have a maturity date of December 2023 and an optional redemption period that may be exercised at the direction of CCIM, the manager, once the balance reaches less than 10% of the amount issued. Principal payments on the Class A and Class B notes, which are funded from redemptions of tax lien certificates held as collateral, are applied on a pro-rata basis, based on original Class A and Class B note issuance values. The terms of the securitization allow for CCIM, with certain limitations, to reinvest the proceeds of tax lien certificate redemptions into subsequent liens, which are newly delinquent taxes on tax liens already owned. As of December 31, 2016, tax lien certificates with a carrying value of $54.8 million and restricted cash of $5.9 million collateralize the outstanding Class A and Class B notes. As of December 31, 2016, the outstanding principal balances of the Class A and Class B notes were $57.9 million and $3.2 million, respectively.

CCTLF has a $75.0 million line of credit with a commercial bank maturing on May 12, 2018 and bearing an interest rate of 30-day LIBOR, with a floor of 0.50%, plus 2.25% to 2.75%. The rate at December 31, 2016 was 2.87%. The bank requires CCTLF to satisfy certain financial reporting and other covenants. The borrowing is secured by all business assets of CCTLF's subsidiary, Caz Creek Holdings, LLC, and is guaranteed by CCIM. As of December 31, 2016, the outstanding balance on this line of credit was $59.9 million.

Other Borrowings

Prior to its acquisition by the Company, CCIM borrowed from MTAG Services, LLC. MTAG Services, LLC is the servicer of the Caz Creek Tax Lien Fund, LLC tax lien portfolio (a subsidiary of CCIM) and a former affiliate of CCIM. As of December 31, 2016, principal amounts of $0.2 million with a May 10, 2021 maturity date and $0.4 million with a May 31, 2018 maturity date were outstanding. The effective interest rate on these borrowings was 12.37% during 2016.

(14) Intangible Assets

The Company's net carrying amount of intangible assets at December 31, 2016 is as follows (in thousands):

		2016
Gross carrying amount	$	27,102
Less accumulated amortization		(17,511)
Net carrying amount – end of year	$	9,591

In connection with the BGTT acquisition, the Company recognized a $440 thousand intangible asset in the form of a trade name. In connection with the CCIM acquisition, the Company recognized $626 thousand in licenses. This trade name and the licenses have an indefinite life and are not subject to amortization.

(15) Incentive Compensation for Employees

The Company has incentive compensation programs for substantially all full-time employees that vary by subsidiary and are subject to periodic change. The programs generally contain a short-term variable compensation feature for all full-time regular employees and a long-term incentive feature for certain officers of the Company. Short-term variable compensation awards are accrued and recognized as compensation expense in the year for which the performance award is granted. Long-term incentive compensation is recognized as compensation expense over the period the awards vest, generally four years. As of December 31, 2016, the cumulative amount of unvested awards for long-term incentive plans totaled $2.3 million. In addition, the Company has employee incentive vehicles available to certain current and former employees and members of management. Amounts related to these employee incentive vehicles are included in the consolidated statement of financial condition (see Note 18).

The Company's employees participate in the 401(k) plan sponsored by Hunt Companies, Inc. All eligible employees may elect to contribute to the plan. Participants are entitled, upon termination or retirement, to their vested portions of the assets held by a Trustee. The Company matches a portion of the employees' 401(k) plan contributions, which vest immediately.

(16) Income Taxes

During 2016, certain of the Company's lending subsidiaries each completed conversions from a corporation to a limited liability corporation ("LLC Conversions"). Hunt Finance Company, LLC, formerly known as Centerline Finance Corporation was converted on March 15, 2016. Hunt Mortgage Capital, LLC, formerly known as Centerline Mortgage Capital, Inc. and Hunt Mortgage Partners, LLC, formerly known as Centerline Mortgage Partners, Inc. were converted on April 5, 2016. Pursuant to the LLC Conversions, the Lender subs are single member Limited Liability Companies and as such, are treated as disregarded for U.S. Federal income tax purposes, but file separate tax returns for certain state and local jurisdictions in which they do business. All the assets, liabilities, and items of income, deductions, gains and losses are ultimately treated as that of HCI. HCI has elected to be treated as an "S" Corporation under the IRC. As such, all of its items of income, deductions, gains and losses are passed through to its individual shareholders.

On February 29, 2016, Hunt Company, LLC, an affiliate of the Company's Parent, in a tax-free reorganization, assigned its membership interest in HCH to the Company.

At December 31, 2016, there is a net deferred tax liability of $171 thousand and net taxes payable of $321 thousand. The net taxes payable includes $170 thousand due to Parent at December 31, 2016. The deferred tax liability is primarily related to the book and tax basis differences of the intangible assets and mortgage servicing rights. As of December 31, 2016, tax years 2013 through 2015 remain subject to examination by taxing authorities. The Company has reviewed its tax positions and determined that it had no uncertain tax positions and accordingly had no accruals for tax uncertainties as of December 31, 2016. The Company does not anticipate a change in its current position in the next twelve months.

(17) Commitments and Contingencies

(a) Lease Obligations

Minimum annual rentals, under the Company's non-cancelable leases for office space, are as follows (in thousands):

For the years ending December 31:		
2017	$	2,739
2018		2,349
2019		2,223
2020		2,013
2021		780
Thereafter		183
Total	$	10,287

(b) GSE Related Commitments

Commitments for the origination and subsequent sale and delivery of loans to GSEs represent those mortgage transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to the GSEs. At December 31, 2016, the Company had $85.7 million of these commitments. As discussed in Note 12, the Company accounts for these commitments as derivatives recorded at fair value in "Prepaid expenses and other assets" or "Accounts payable and other liabilities" on the Company's accompanying Consolidated Statement of Financial Condition.

At December 31, 2016, the Company also had commitments to sell $373.3 million in mortgages that have already been funded. These loans are recorded at fair value and are included in "Mortgage loans held for sale" on the accompanying Consolidated Statement of Financial Condition.

The Company has elected to purchase the B-Piece of future SBL Securitizations, should they occur. The notional amount of the B-Piece issued in an SBL Securitization will generally be equivalent to 10% of the initial unpaid principal balance of loans being securitized. As of December 31, 2016, the Company has originated $41.1 million of SBL loans which have not yet been securitized, which, if securitized, would result in a purchase of approximately $4.1 million notional of the B-Piece. Pricing of the B-Piece is determined at the time of the applicable SBL securitization. The Company had an agreement with a third party to purchase a majority of the B-Piece the Company was required to purchase in connection with applicable SBL Securitizations closed in 2015 and 2016. The agreement expired on December 22, 2016.

(c) Mortgage Loan Loss Sharing and Recourse Agreements

The "Allowance for risk-sharing and recourse obligations" is the Company's estimate of losses inherent in the loan portfolio at the statement of financial condition date. The Company maintains the allowance for loans originated under the Fannie Mae DUS Program, as well as those residential loans sold to Fannie Mae where Fannie Mae maintains recourse, and the Freddie Mac DUI Programs, at a level that in management's judgment, is adequate to provide for estimated obligations. The allowance is recorded in "Allowance for risk-sharing and recourse obligations" on the Company's accompanying Consolidated Statement of Financial Condition.

Fannie Mae Program

Under the Fannie Mae DUS Program, the Company originates loans that are thereafter purchased or credit enhanced by Fannie Mae and sold to third party investors. Pursuant to a master loss sharing agreement with Fannie Mae, the Company retains a first loss position with respect to the loans that are originated and sold under this program. At December 31, 2016, the Company had $7.1 billion of Unpaid Principal Balance ("UPB") related to the 1,421 loss sharing loans in its portfolio under the Fannie Mae DUS program. For these loss sharing loans, the Company assumes responsibility for a portion of any loss that may result from borrower defaults, based on Fannie Mae loss sharing formulas following Fannie Mae risk Levels I, II or III, with Level III loans representing the most risky loans and for which the Company assumes the greatest share of loss. There is one Level III loan with an unpaid principal balance of $2.2 million. The remaining 1,420 loss sharing loans in this program as of December 31, 2016 consisted of Level I loans. For a majority of these loans, if a default occurs, the Company is responsible for the first 5% of the unpaid principal balance and a proportion of any additional losses to a maximum of 20% of the original principal balance; any remaining loss is borne by Fannie Mae. For 46 loans, a modified risk sharing arrangement is applied in which the Company's risk share is reduced to 0% to 75% of the Company's overall share of the loss. For Level II and Level III loans, the Company may carry a higher loss percentage. Pursuant to this agreement, the Company is responsible for funding 100% of mortgagor delinquency (principal and interest) for a period of four months and servicing advances (taxes, insurance and foreclosure costs) until the amounts advanced exceed 5% of the unpaid principal balance at the date of default. Thereafter, no further fundings are required until final settlement under the master loss sharing agreement.

The Company's maximum exposure at December 31, 2016, pursuant to this agreement, was $1.1 billion (representing what would be owed in accordance with the loss sharing percentages with Fannie Mae described above if every loan defaulted and losses were incurred in amounts equal to or greater than these levels for which the Company is responsible), although the Company believes this amount is not indicative of the Company's actual potential losses. The Company maintains an allowance for risk-sharing obligations for loans originated under this product line at a level that, in management's judgment, is adequate to provide for estimated losses. At December 31, 2016, the reserve was $2.1 million. The reserve is recorded in "Allowance for risk-sharing and recourse obligations" on the Company's accompanying Consolidated Statement of Financial Condition.

BGTT has sold loans to Fannie Mae which Fannie Mae maintains recourse. As of December 31, 2016 the UPB of those loans is $25.6 million. At December 31, 2016, the reserve was $0.2 million. The reserve is recorded in "Allowance for risk-sharing and recourse obligations" on the Company's accompanying Consolidated Statement of Financial Condition.

As of December 31, 2016, the Company maintained collateral consisting of money market and short-term investments of $22.5 million, which is included in "Restricted cash" on the accompanying Consolidated Statement of Financial Condition, to satisfy the Fannie Mae collateral requirements, which the Company was in compliance with at December 31, 2016.

Freddie Mac Program

Pursuant to a master loss-sharing agreement under the Freddie Mac DUI program ("DUI Loss Sharing Agreement"), the Company is obligated to reimburse Freddie Mac for a proportion of any loss that may result from borrower defaults in DUI transactions. For such loans, if a default occurs, the Company's share of the standard loss will be the first 5% of the UPB at the date of default, and 25% of the next 20% of the remaining UPB to a maximum of 10% of the UPB. The loss on a defaulted loan is calculated as the unpaid principal amount due, unpaid interest due and default resolution costs (taxes, insurance, operation and foreclosure costs) less recoveries. At December 31, 2016, the Company had $350.2 million of UPB related to 54 loss sharing loans in its portfolio.

The Company's maximum exposure at December 31, 2016, pursuant to the DUI Loss Sharing Agreement, was $35.0 million (representing what would be owed in accordance with the loss sharing percentages with Freddie Mac described above, if every loan defaulted and losses were incurred in amounts equal to or greater than the levels for which the Company is responsible), although the Company believes this amount is not indicative of the Company's actual potential losses.

Pursuant to the terms of the Freddie Mac SBL Program (see Note 6), the Company is required to repurchase loans for up to a twelve-month period ("SBL Repurchase Period") if there is a monetary or non-monetary default on the loan ("SBL Repurchase Obligation"). This repurchase obligation terminates upon the securitization of the loan. Subsequent to the SBL Repurchase Period, the Company has a loss sharing obligation on SBL loans prior to their placement by Freddie Mac in their securitization. Under the terms of the loss sharing agreement with Freddie Mac, the Company is obligated to reimburse Freddie Mac up to a maximum loss equal to 10% of the aggregate unpaid principal balance UPB of the loans. As of December 31, 2016 all SBL loans not yet securitized are in the SBL Repurchase Period. The Company's maximum exposure at December 31, 2016 under its SBL Repurchase Obligations is $41.1 million (representing the loss that the Company would incur if required to repurchase all SBL loans in the SBL Repurchase Period as a result of a default, and such SBL Loans were considered worthless), although the Company believes this amount is not indicative of the Company's actual potential losses.

The Company maintains an allowance for risk-sharing obligations for loans originated under these programs at a level that, in management's judgment, is adequate to provide for estimated obligations. At December 31, 2016, the reserve was $474 thousand. The allowance is recorded in "Allowance for risk-sharing and recourse obligations" on the Company's accompanying Consolidated Statement of Financial Condition.

As of December 31, 2016, the Company maintained collateral consisting of money market and short term investments of $17.0 million, which is included in "Restricted cash" on the accompanying Consolidated Statement of Financial Condition, to satisfy Freddie Mac collateral requirements, which the Company was in compliance with at December 31, 2016.

(d) Funding Commitments

As of December 31, 2016 the Company has $1.2 million in unfunded funding commitments to unconsolidated investment funds.

(e) Litigation

The Company, from time to time, may be party to litigation relating to claims arising in the normal course of business. As of December 31, 2016, the Company is not aware of any legal claims that could materially impact its financial condition.

(f) Other

Due to the nature of the Company's mortgage banking activities, the Company is subject to supervision by certain GSEs. Among other things, these agencies require the Company to meet certain minimum net worth requirements, as defined. The Company met these requirements for all agencies, as applicable, with the highest net worth requirement being $150.0 million as of December 31, 2016.

(18) Non-Controlling Interests

The Company includes the accumulated amount of non-controlling interests on the accompanying Consolidated Statement of Financial Condition as part of member's equity. Non-controlling interests relate to limited partners' holdings in consolidated real estate funds and the employees interests in employee incentive vehicles available to certain employees and members of management.

(19) Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Minimum net capital cannot be less than $5 thousand or 6 ⅔% of aggregate indebtedness, whichever is greater. At December 31, 2016, the Company had net capital of approximately $15.3 million which exceeded the required net capital.

Under the SEC's general instructions, certain subsidiaries may not be consolidated for purposes of determining net capital. The Consolidated Statement of Financial Condition as of December 31, 2016 reflects $425.7 million of net assets attributable to the Company's subsidiaries which are not reflected in the Company's net capital for purposes of determining minimum net capital pursuant to Rule 15c3-1. A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation follows (in thousands):

		Unaudited Form X-17A-5	Adjustments to Form X-17A-5	(1) Subsidiaries	Statement of Financial Condition
Assets					
Cash and cash equivalents	$	15,280	-	43,585	58,865
Cash and cash equivalents held by consolidated funds		-	-	15,507	15,507
Restricted cash		-	-	51,363	51,363
Investments:					
Mortgage loans held for sale		-	-	427,442	427,442
Mortgage loans held for investment		-	-	221,591	221,591
Mortgage servicing rights, net		-	-	142,092	142,092
Investments available for sale, at fair value		-	-	30,033	30,033
Investments held to maturity		-	-	10,789	10,789
Investments in tax liens, at fair value		-	-	126,903	126,903
Investments in debt securities held by consolidated fund, at fair value		-	-	9,772	9,772
Investments in and loans to affiliates		424,485	1,225 (2)	(344,435)	81,275
Due from affiliates		-	-	7,543	7,543
Fees and other receivables		-	-	37,508	37,508
Intangible assets, net		-	-	9,591	9,591
Goodwill		-	-	10,253	10,253
Prepaid expenses and other assets		1	-	15,876	15,877
Total assets	$	439,766	1,225	815,413	1,256,404
Liabilities and Equity					
Liabilities:					
Notes payable	$	-	-	(657,237)	(657,237)
Notes payable to parent		-	-	(80,178)	(80,178)
Accounts payable and other liabilities		(5)	-	(43,942)	(43,947)
Due to affiliates		-	-	(28,031)	(28,031)
Allowance for risk-sharing and recourse obligations		-	-	(2,843)	(2,843)
Total liabilities	$	(5)	-	(812,231)	(812,236)
Equity:					
Hunt Financial Securities, LLC member's equity:					
Member's equity	$	(439,761)	(1,225) (3)	524	(440,462)
Accumulated other comprehensive (loss) income			(3)	(1,933)	(1,933)
Total Hunt Financial Securities, LLC member's equity		(439,761)	(1,225)	(1,409)	(442,395)
Non-controlling interests		-	-	(1,773)	(1,773)
Total equity		(439,761)	(1,225)	(3,182)	(444,168)
Total liabilities and equity	$	(439,766)	(1,225)	(815,413)	(1,256,404)

(1) The accounts of the Company's subsidiaries are not included in the financial statements of the Company in Form X-17A-5. Such accounts must be consolidated under accounting principles generally accepted in the United States of America.
(2) Included here is an adjustment of $1.2 million related to the Company's equity pickup. This is a non-allowable asset in the regulatory capital calculation and the change should be regarded as such.
(3) Included here is an adjustment to equity related exclusively to the adjustment in (2) above.

There are no material differences between the computation of net capital and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2016, and filed on January 26, 2017.

The Company does not handle customers' cash or securities, as such the Company does not have any Reserve or Possession and Control Requirements with respect to SEC Rule 15c3-3 and it is not affected by Rule 15c3-3.

(20) Segment Reporting

The Company's business segments are based on the organization structure used by management for making operating and investment decisions and for assessing performance. The Company operates in two segments: lending and non-lending. The lending segment performs mortgage loan origination and sales activities. The lending segment provides financing for a wide variety of property types, including multifamily, residential and other commercial property throughout the United States. The non-lending segment provides investment management services to institutional investors in both private equity funds and managed separate accounts across various property sectors with an emphasis on the multifamily sector and also invests in various commercial real estate loans, securities, tax lien certificates, and other investments for its own account.

		(In thousands)	
		Lending	**Non-Lending**
Segment assets at December 31, 2016	$	994,066	262,338
Segment goodwill at December 31, 2016		7,185	3,068
Segment liabilities at December 31, 2016		661,931	150,305

(21) Insurance

Hunt Insurance Company, LLC ("HIC"), a captive insurance subsidiary of the Company, has written policy coverage for HMG related to business interruption and real and personal property losses caused by acts of terrorism or as a result of pollution. Since October 31, 2016, there are no policies in force nor does HIC anticipate underwriting any new insurance. All intercompany activity between HIC and HMGhas been eliminated in consolidation. HIC did not engage in any third party activity during the year ended December 31, 2016.

(22) Related-Party Transactions

(a) Hunt Companies Business Services

The Company's subsidiaries have several business services agreements with Hunt Company Business Services, LLC ("HCBS"), a wholly owned subsidiary of Hunt, whereby HCBS provides the Company's subsidiaries certain Information Technology, Treasury, Legal, Human Resources, Payroll and Tax services. Such services are generally provided on a cost plus 10% compensation model.

(b) Expense Sharing Agreement

The Company maintains an expense sharing agreement with affiliates ("Affiliates"). Pursuant to the agreement, the Affiliates fund the Company's direct professional fees and provide accounting, administration, office space, office equipment, employee services and other services. The Affiliates incur these costs and provide services at no direct cost to the Company.

(c) Intercompany Notes Receivable and Payable

As of December 31, 2016, the Company, through its subsidiary, is the borrower on a $24.4 million intercompany note payable with HCI ("HCI Note Payable"). The HCI Note Payable is payable on demand. The HCI Note Payable bore interest at three month LIBOR plus 7.5% and increased to three

month LIBOR plus 10.0% on July 1, 2016. The note has a stated interest rate ceiling of 10.5%. The interest rate as of December 31, 2016 was 10.5%.

In August 2015, the Company, through its subsidiary, purchased from a third party a promissory note for which Hunt ELP, Ltd. ("HELPL"), an affiliate of the Parent is the borrower. The outstanding principal balance of the note as of December 31, 2016 is $14.9 million. The note matures in March 2021 and accrues interest at a fixed annual rate of 13.5%.

During 2016 the Company, through its subsidiary, purchased from a third party a $34 million HCI bond at a $3.4 million discount and a stated interest rate of 9.625%.

During 2015 the Company, through its subsidiary, originated two mortgage loans on income producing properties for which an affiliate of the Parent is the borrower. As of December 31, 2016 the outstanding principal balance of these two loans was $32.1 million.

During 2016 the Company, through its subsidiaries, entered into agreements with HCI on two revolving lines of credit ("HCI Revolvers") which bear fixed interest rates of 10.0%. At December 31, 2016 the balance of the HCI Revolvers was $20.8 million.

As of December 31, 2016 and 2015 the Company, through its subsidiaries, is the borrower on the following intercompany notes payable with HELPL:

- A $1.5 million intercompany note payable on demand and bearing interest at one month LIBOR plus 3%. The interest rate as of December 31, 2016 was 3.70%.
- A $0.7 million intercompany note payable on demand and bearing interest at one month LIBOR plus 5.25%. The interest rate as of December 31, 2016 was 5.95%.
- Intercompany notes payable on demand with aggregate outstanding of $32.8 million as of December 31, 2016, bearing interest at one month LIBOR plus 5%. The rate as of December 31, 2016 was 5.70%.

(d) Leased Space Intercompany Agreements

The Company's subsidiaries are party to several intercompany agreements relating to leased space, including one with HCI relating to the Company's current headquarters at 230 Park Avenue, New York, NY.

(e) HIM Related Party Business Transactions

HIM has provided investment management services for other affiliates of HCI through the normal course of business. As of December 31, 2016, the Company maintained accounts receivable balances with these related parties of $3.7 million.

(23) Subsequent Events

Management evaluated all activity of HFS and concluded that the following subsequent events have occurred that would require disclosure in the notes to the consolidated statement of financial condition.

(a) Repayment of Certain Notes Payable to Affiliates

On February 14, 2017, the Company received an aggregate $48.0 million of equity in cash contributions from its parent which was subsequently contributed to the Company's HCH subsidiary. On such date, HCH repaid the $24.4 million of outstanding principal on the HCI Note Payable and $0.3 million in accrued interest. Additionally, HCH paid an aggregate $22.5 million in principal and an aggregate $0.8 million in accrued interest on three intercompany notes outstanding with HELPL.

(b) Term Loan Facility

On February 14, 2017, HCH (the "Borrower") entered into a credit agreement (the "Credit Agreement") for a $100 million senior secured term loan facility (the "Term Loan Facility") with certain lenders ("Initial Lenders") and Wilmington Savings Fund Society, FSB ("Wilmington") as administrative agent and collateral agent.

HMG and Hunt Residual Holdings, LLC ("HRH"), subsidiaries of the Borrower, are guarantors of the Term Loan Facility and together with HCH have entered into a pledge and security agreement (the "Pledge and Security Agreement") with Wilmington under which they have pledged as collateral the membership interests and uncertificated stock of HRH, HMG and the majority of HCH's and HMG's subsidiaries, as well as certain other assets of HCH, HMG and HRH.

During the term of the Credit Agreement the Borrower may request a borrowing of additional incremental advances under the Term Loan Facility which the Initial Lenders and affiliates may, at their own discretion, accept. The aggregate amount of incremental loan advances shall not, during the term of the Credit Agreement, exceed $100 million. The Term Loan Facility requires scheduled quarterly principal payments which range from 0.0% to 2.50% of the original principal amount of advances under the Term Loan Facility. Any principal amount outstanding under the Term Loan Facility is due and payable on February 14, 2023. Borrowings under the Term Loan Facility bear interest at a variable rate based on LIBOR, Prime Rate, or Federal Funds Rate plus a margin of approximately 6.50% to 7.50%.

The Credit Agreement prohibits the Borrower from making distributions through January 1, 2018. After January 1, 2018, the Borrower is permitted to make distributions subject to certain covenant requirements and other restrictions. The Borrower, except in certain limited instances, is prohibited in engaging in transactions with non-subsidiary affiliates.

The Credit Agreement requires the Borrower to comply with certain financial covenants that are reasonable and customary for a facility of this type.

(c) Acquisition

On February 27, 2017, a subsidiary of the Company completed the purchase of a portfolio of tax lien certificates and related receivables from a third party paying cash consideration of $14.7 million. The acquired tax lien portfolio is secured by real estate that extends the geographic coverage of the Company's current tax lien jurisdictions. The transaction provides for the third party to continue servicing based on a servicing agreement. The Company has not completed the accounting for this transaction and therefore the Company has not determined the fair value of the assets acquired.